CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee
Fixed to Floating Rate Notes due 2026	$29,815,000	$3,002.37

PROSPECTUS Dated November 19, 2014 PROSPECTUS SUPPLEMENT Dated November 19, 2014	Pricing Supplement No. 787 to Registration Statement No. 333-200365 Dated February 9, 2016 Rule 424(b)(2)
INTEREST RATE STRUCTURED INVESTMENTS

$29,815,000

Fixed to Floating Rate Notes due February 17, 2026

During the Fixed Rate Interest Periods, we will pay a fixed rate of interest on the notes at a rate of 4.00% per annum quarterly on February 17, May 17, August 17 and November 17 of each year, commencing on May 17, 2016 to, and including, the End-Date for the Fixed Rate Interest Periods, which is February 17, 2019. After the Fixed Rate Interest Periods, interest will be payable quarterly on February 17, May 17, August 17 and November 17 of each year, to, and including, the Stated Maturity Date (February 17, 2026) at a floating rate equal to the then-applicable 10-year CMS rate, determined on the relevant Interest Determination Date, subject to the Minimum Interest Rate of 0.00% per annum. The notes will mature on the Stated Maturity Date. On the Stated Maturity Date, you will receive $1,000, plus any accrued and unpaid interest, for each $1,000 of the Face Amount of your notes. The notes are issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

All payments are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations, you could lose some or all of your investment. These notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

The estimated value on the trade date is $956.70 per note. See “Estimated Value” on page 2.

	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per note	$1,000	$25	$975
Total	$29,815,000	$745,375	$29,069,625

(1) The price to public is 97.50% for certain investors; see “Summary Information—Supplemental information regarding plan of distribution; conflicts of interest” on page 5. Morgan Stanley & Co. LLC (“MS & Co.”) will sell all of the notes that it purchases from us to an unaffiliated dealer. Investors that purchase and hold the notes in fee-based accounts may be charged fees based on the amount of assets held in those accounts, including the notes.

(2) See “Summary Information—Use of proceeds and hedging” beginning on page 4.

See “Risk Factors” beginning on page 8.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this document or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Key Terms” on page 3.

MORGAN STANLEY

About Your Prospectus

The notes are notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•   Prospectus supplement dated November 19, 2014

•   Prospectus dated November 19, 2014

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

The notes offered are debt securities of Morgan Stanley. From the Original Issue Date until the End-Date of the Fixed Rate Interest Periods, interest on the notes will accrue and be payable on the notes quarterly, in arrears, at 4.00% per annum, and thereafter, during the Floating Interest Rate Period, interest on the notes will accrue and be payable on the notes quarterly, in arrears, at a variable rate per annum equal to the 10-year CMS rate, subject to the Minimum Interest Rate of 0.00% per annum. We describe the basic features of these notes in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities” and in the section of the accompanying prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below. All payments on the notes are subject to the credit risk of Morgan Stanley.

ESTIMATED VALUE

The Original Issue Price of each note is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the Trade Date is less than the Original Issue Price. We estimate that the value of each note on the Trade Date is $956.70.

What goes into the estimated value on the pricing date?

In valuing the notes on the pricing date, we take into account that the notes comprise both a debt component and a performance-based component linked to the 10-year CMS rate. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the 10-year CMS rate, instruments based on the 10-year CMS rate, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the interest rate for the Fixed Rate Interest Periods, the End-Date for the Fixed Rate Interest Periods and the Minimum Interest Rate applicable to each interest payment period during the floating interest rate period, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the securities would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to interest rates and the 10-year CMS rate, may vary from, and be lower than, the estimated value on the Trade Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions and other factors. However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 9 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the 10-year CMS rate, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time.

SUMMARY INFORMATION

The Fixed to Floating Rate Notes, which we refer to as the “notes,” are unsecured obligations of Morgan Stanley and have the terms described in the accompanying prospectus supplement and prospectus, as supplemented or modified by this document. The notes are issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Capitalized terms used but not defined herein have the meanings assigned to them in the accompanying prospectus supplement and prospectus. All references to “Interest Determination Date,” “Face Amount,” “Original Issue Price,” “Stated Maturity Date” “Base Rate” and “Trade Date,” herein shall be deemed to refer to “valuation date,” “stated principal amount,” “issue price,” “maturity date,” “reference rate” and “pricing date,” respectively, as used in the accompanying prospectus supplement.

If the terms described herein are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described herein shall control.

Key Terms

Issuer: Morgan Stanley

Specified Currency: U.S. dollars (“$”)

Denominations: $1,000 or integral multiples thereof

Face Amount: Each note will have a Face Amount equal to $1,000, or integral multiples of $1,000 in excess thereof; $29,815,000 in the aggregate for all notes; the aggregate Face Amount of the notes may be increased if the Issuer, at its sole option, decides to sell an additional amount of the notes on a date subsequent to the date hereof.

Stated Maturity Date: February 17, 2026

Trade Date: February 9, 2016

Original Issue Date (Settlement Date): February 17, 2016 (5 Business Days after the Trade Date)

Fixed Interest Rate: For the Fixed Rate Interest Periods, interest on the notes will accrue at a rate of 4.00% per annum.

Fixed Rate Interest Payment Dates: February 17, May 17, August 17 and November 17 of each year, commencing on May 17, 2016 to, and including, the End-Date for the Fixed Rate Interest Periods.

Fixed Rate Interest Periods: Quarterly; the periods from and including a Fixed Rate Interest Payment Date (or the Original Issue Date, in the case of the first Fixed Rate Interest Period) to but excluding the following Fixed Rate Interest Payment Date.

End-Date for the Fixed Rate Interest Periods: The final Fixed Rate Interest Payment Date, which is February 17, 2019.

Floating Interest Rate: For the Floating Rate Interest Periods, commencing on and including the End-Date for the Fixed Rate Interest Periods, to, but excluding, the Stated Maturity Date, interest will accrue at a rate per annum equal to the Base Rate, determined on the relevant Interest Determination Date, subject to the Minimum Interest Rate.

Base Rate: For the Floating Rate Interest Periods; the 10-year CMS rate (as described under “The 10-Year Constant Maturity Swap Rate” below.

Index Maturity: 10 years

Minimum Interest Rate: 0.00% per annum

Floating Rate Interest Payment Dates: February 17, May 17, August 17 and November 17 of each year, commencing with the Interest Payment Date occurring at the end of the first Floating Interest Rate Period (May 17, 2019), to, and including, the Stated Maturity Date, subject to adjustments as described elsewhere herein.

Floating Rate Interest Periods: Quarterly; the periods from and including a Floating Rate Interest Payment Date (or the End-Date for the Fixed Rate Interest Periods, in the case of the first Floating Rate Interest Period) to but excluding the next succeeding Floating Rate Interest Payment Date (or the Stated Maturity Date, in the case of the final Floating Rate Interest Period).

Interest Determination Dates: For the purpose of determining the level of the Base Rate applicable to the Floating Rate Interest Periods, the level of the Base Rate will be determined two (2) U.S. government securities business days prior to the Floating Rate Interest Reset Date. See “The 10-Year Constant Maturity Swap Rate” below.

Business Day Convention: Following Unadjusted; applicable to interest payment dates and Floating Rate Interest Reset Dates.

Floating Rate Interest Reset Dates: Every February 17, May 17, August 17 and November 17 of each year, commencing on the End-Date for the Fixed Rate Interest Periods.

Day Count Convention: 30/360

Regular Record Dates: The day immediately prior to the day on which the interest payment is to be made (as such payment day may be adjusted under the applicable Business Day Convention).

No listing: The notes will not be listed on any securities exchange.

No redemption: The notes will not be subject to any redemption right.

Business Day: See “Description of Debt Securities—Some Definitions—business day” in the accompanying prospectus.

Use of proceeds and hedging: The proceeds we receive from the sale of the notes will be used for general corporate purposes. We will receive, in aggregate, $1,000 per note issued. The costs of the notes borne by you and described on the cover page of this document comprise the cost of issuing, structuring and hedging the notes.

On or prior to the Trade Date, we hedged our anticipated exposure in connection with the notes, by entering into hedging transactions with our subsidiaries and/or third party dealers. We expect our hedging counterparties to acquire or dispose of positions in over-the-counter options, futures or other instruments linked to the 10-year CMS rate. In addition, through our subsidiaries, we are likely to modify our hedge position throughout the term of the notes, including on the Stated Maturity Date, by purchasing and selling futures, options contracts or other instruments linked to the 10-year CMS rate or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities. As a result, these entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Interest Determination Dates approach. We cannot give any assurance that our hedging activities will not affect the level of the 10-year CMS rate, and, therefore, adversely affect the value of the notes or the payments you will receive. For further information on our use of proceeds and hedging, see “Use of Proceeds” and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus.

Benefit Plan Investor Considerations: Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the notes are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the notes nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the notes.

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The notes are contractual financial instruments. The financial exposure provided by the notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the notes. The notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the notes.

Each purchaser or holder of any notes acknowledges and agrees that:

(i)	the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the notes, (B) the purchaser or holder’s investment in the notes, or (C) the exercise of or failure to exercise any rights we have under or with respect to the notes;

(ii)	we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the notes and (B) all hedging transactions in connection with our obligations under the notes;

(iii)	any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)	our interests are adverse to the interests of the purchaser or holder; and

(v)	neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law. The sale of any notes to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Morgan Stanley or Morgan Stanley Wealth Management or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the notes by the account, plan or annuity.

Additional considerations: Client accounts over which Morgan Stanley, Morgan Stanley Wealth Management or any of their respective subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly.

Supplemental information regarding plan of distribution; conflicts of interest: Morgan Stanley expects to agree to sell to MS & Co., and MS & Co. expects to agree to purchase from Morgan Stanley, the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. MS & Co. proposes initially to offer the notes to an unaffiliated securities dealer at the price to public set forth on the cover page of this pricing supplement less a concession not in excess of 2.50% of the face amount. The price to public for notes purchased by certain fee-based advisory accounts is 97.50% of the face amount of the notes, which reduces the agent’s commission specified on the cover of this pricing supplement with respect to such notes to 0.00%. MS & Co., the agent for this offering, is our affiliate. Because MS & Co. is both our affiliate and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the underwriting arrangements for this offering must comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, MS & Co. may not make sales in offerings of the notes to any of its discretionary accounts without the prior written approval of the customer.

MS & Co. is our wholly-owned subsidiary and it and other subsidiaries of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the notes of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account. See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” in the accompanying prospectus.

Settlement: We expect to deliver the notes against payment for the notes on the Original Issue Date, which is the fifth scheduled Business Day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three Business Days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Original Issue Date is more than three Business Days after the Trade Date, purchasers who wish to transact in the notes more than three Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Trustee: The Bank of New York Mellon

Calculation Agent: Morgan Stanley Capital Services LLC

CUSIP no: 61760QJK1

ISIN: US61760QJK13

HYPOTHETICAL EXAMPLES

The following table is provided for purposes of illustration only. It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the method we will use to calculate the amount of interest payable during each interest period following the Fixed Rate Interest Periods.

The table below is based on 10-year CMS rates that are entirely hypothetical; no one can predict what the 10-year CMS rate will be on any day during the Floating Rate Interest Periods, and no one can predict the amount of interest that will be payable on your notes during any Floating Rate Interest Period.

For these reasons, the actual 10-year CMS rates during the Floating Rate Interest Periods, as well as the interest payable on each Floating Rate Interest Payment Date, may bear little relation to the hypothetical table shown below or to the historical 10-year CMS rates shown elsewhere herein. For information about the 10-year CMS rates during recent periods, see “The 10-Year Constant Maturity Swap Rate” on page 12.

The following table illustrates the method we will use to calculate the amount of interest payable during each Floating Rate Interest Period, subject to the key terms and assumptions below.

The percentage amounts in the left column of the table below represent hypothetical 10-year CMS rates on a given Floating Rate Interest Determination Date. The amounts in the right column of the table below represent the hypothetical interest rate that would be payable on a given Floating Rate Interest Payment Date, based on the corresponding hypothetical 10-year CMS rate.

Key Terms and Assumptions
Face Amount:	$1,000
Minimum Interest Rate :	0.00% per annum

Hypothetical 10-Year CMS Rate	Hypothetical 10-Year CMS Rate Interest Payment Date
-3.00%	0.00%*
-2.00%	0.00%*
-1.00%	0.00%*
0.00%	0.00%
0.20%	0.20%
0.25%	0.25%
0.90%	0.90%
1.00%	1.00%
1.05%	1.05%
2.35%	2.35%
3.00%	3.00%
4.00%	4.00%
5.50%	5.50%
7.00%	7.00%

* Interest is floored at the Minimum Interest Rate of 0.00% per annum for the Floating Rate Interest Periods.

We cannot predict the actual 10-year CMS rate on any day or the market value of your notes, nor can we predict the relationship between the 10-year CMS rate and the market value of your notes at any time prior to the stated maturity date. The actual interest payment that a holder of the notes will receive on each floating rate interest payment date and the rate of return on the notes will depend on the actual 10-year CMS rates determined by the Calculation Agent during the Floating Rate Interest Periods. Moreover, the assumptions on which the hypothetical table is based may turn out to be inaccurate. Consequently, the interest amount to be paid in respect of your notes on each Floating Rate Interest Payment Date may be very different from the information reflected in the table above.

RISK FACTORS

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the 10-year CMS rate, and other events that are difficult to predict and beyond the Issuer’s control. This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and prospectus. Investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

The Notes Are Subject To The Credit Risk Of Morgan Stanley, And Any Actual Or Anticipated Changes To Its Credit Ratings Or Credit Spreads May Adversely Affect The Market Value Of The Notes

You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity, and therefore you are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness. Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

We May Sell An Additional Aggregate Face Amount Of The Notes At A Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date hereof. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this document.

The Amount Of Interest Payable On The Notes Will Not Be Affected By The 10-Year CMS Rate On Any Day Other Than An Interest Determination Date And The Stated Maturity Date

For each interest period after the Fixed Rate Interest Periods, the amount of interest payable on each Floating Rate Interest Payment Date is calculated based on the 10-year CMS rate on the applicable Interest Determination Date, subject to adjustment for non-Business Days. Even if the level of the 10-year CMS rate appreciates prior to the Interest Determination Date but then drops by the Interest Determination Date, any payment on your notes on the Floating Rate Interest Payment Dates or the Stated Maturity Date will be less, and may be significantly less, than you would have been paid if your notes had been linked to the level of the 10-year CMS rate prior to such drop. Although the actual 10-year CMS rate on a Floating Rate Interest Payment Date or at other times during a Floating Rate Interest Period may be higher than the 10-year CMS rate on the applicable Interest Determination Date, you will not benefit from the 10-year CMS rate at any time other than on the Interest Determination Date for such Floating Rate Interest Period.

Past Performance Is No Guide To Future Performance

The historical performance of the 10-year CMS rate should not be taken as an indication of future performance during the term of the notes. Changes in the levels of the 10-year CMS rate will affect the value of the notes, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that the 10-year CMS rate will be positive at any point during the Floating Interest Rate Period.

If You Purchase Your Notes At A Premium To Face Amount, The Return On Your Investment Will Be Lower Than The Return On Notes Purchased At Face Amount And The Impact Of Certain Key Terms Of The Notes Will Be Negatively Affected

The amount you will be paid for your notes will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the Face Amount of the notes, then the return on your investment in such notes held to the Stated Maturity Date will differ from, and may be substantially less than, the return on notes purchased at the Face Amount. If you purchase your notes at a premium to the Face Amount and hold them to the Stated Maturity Date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at the Face Amount or a discount to the Face Amount.

The Market Price Will Be Influenced By Many Unpredictable Factors

Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including: the 10-year CMS rate, volatility (the frequency and magnitude of changes in the level of the 10-year CMS rate) and the expected future performance of the 10-year CMS rate, interest and yield rates, time remaining to maturity and geopolitical conditions, economic, financial, political and regulatory or judicial events that affect the level of the 10-year CMS rate and our creditworthiness. You cannot predict the future performance of the 10-year CMS rate based on its historical performance. The actual performance of the 10-year CMS rate over the term of the notes may bear little or no relation to the historical levels of the 10-year CMS rate or to the hypothetical examples shown elsewhere in this document. You may receive less, and possibly significantly less, than the Face Amount per note if you try to sell your notes prior to maturity.

The Issuer, Its Subsidiaries Or affiliates May Publish Research That Could Affect The Market Value Of The Notes. They Also Expect To Hedge The Issuer’s Obligations Under The Notes.

The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or the 10-year CMS rate specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes. In addition, the issuer’s subsidiaries expect to hedge the issuer’s obligations under the notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

If The 10-Year CMS Rate Changes, The Market Value Of Your Notes May Not Change In The Same Manner

The price of your notes may move differently than the 10-year CMS rate. Changes in the 10-year CMS rate may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “— The Amount of Interest Payable on Your Notes Will Not Be Affected by the 10-year CMS rate on Any Day Other Than an Interest Determination Date” and “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” above.

Hedging And Trading Activity By Our Subsidiaries Could Potentially Adversely Affect The Value Of The Notes

One or more of our subsidiaries and/or third-party dealers have carried out, and will continue to carry out, hedging activities related to the notes and possibly to other instruments linked to the 10-year CMS rate. As a result, these entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Interest Determination Dates approach. Any of these hedging or other activities may adversely affect the levels of 10-year CMS rate and therefore the market value of your notes and the amount of interest we will pay on your notes. Additionally, such hedging or trading activities during the term of the notes could adversely affect the level of the 10-year CMS rate on an Interest Determination Date, and, accordingly, the interest payment an investor will receive on the Floating Rate Interest Payment Dates, if any. Furthermore, if the dealer from which you purchase notes is to conduct trading and hedging activities for us in connection with the notes, that dealer may profit in connection with such trading and hedging activities and such profit, if any, will be in addition to the compensation that the dealer receives for the sale of the notes to you. You should be aware that the potential to earn a profit in connection with hedging activities may create a further incentive for the dealer to sell the notes to you, in addition to the compensation they would receive for the sale of the notes.

The Calculation Agent, Which Is A Subsidiary Of The Issuer, Will Make Determinations With Respect To The Notes

Any of these determinations made by the Calculation Agent may adversely affect the payout to investors. Moreover, certain determinations made by MS & Co. in its capacity as Calculation Agent, may require it to exercise discretion and make subjective judgments, such as with respect to the 10-year CMS rate. These potentially subjective determinations may adversely affect the payment received on the notes. For further information regarding these types of determinations, see “The 10-Year Constant Maturity Swap Rate” below. In addition, see “Summary Information―Key Terms” and related definitions above.

Morgan Stanley & Co. LLC, Which Is A Subsidiary Of The Issuer, Will Determine The Estimated Value On The Trade Date

MS & Co. will determine the estimated value of the notes on the Trade Date.

The Rate We Are Willing To Pay For Securities Of This Type, Maturity And Issuance Size Is Likely To Be Lower Than The Rate Implied By Our Secondary Market Credit Spreads And Advantageous To Us. Both The Lower Rate And The Inclusion Of Costs Associated With Issuing, Selling, Structuring And Hedging The Notes In The Original Issue Price Reduce The Economic Terms Of The Notes, Cause The Estimated Value Of The Notes To Be Less Than The Original Issue Price And Will Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the notes in secondary market transactions will likely be significantly lower than the Original Issue Price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the Original Issue Price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the Original Issue Price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 9 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the 10-year CMS rate, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

The Estimated Value Of The Notes Is Determined By Reference To Our Pricing And Valuation Models, Which May Differ From Those Of Other Dealers And Is Not A Maximum Or Minimum Secondary Market Price

These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the Trade Date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date hereof will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The Market Price Will Be Influenced By Many Unpredictable Factors” above.

The Notes Will Not Be Listed On Any Securities Exchange And Secondary Trading May Be Limited

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

THE 10-YEAR CONSTANT MATURITY SWAP RATE

The 10-Year Constant Maturity Swap Rate (which we refer to as the “10-year CMS rate”) is, on any U.S. government securities business day, the fixed rate of interest payable on an interest rate swap with a 10-year maturity as reported on Reuters Page ISDAFIX1 or any successor page thereto at approximately 11:00 a.m. New York City time for such day. This rate is one of the market-accepted indicators of medium to longer-term interest rates.

The rate reported on Reuters Page “ISDAFIX1” (or any successor page thereto) is calculated by ICE Benchmark Administration Limited based on tradeable quotes for the related interest rate swap of the relevant tenor that is sourced from electronic trading venues.

An interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity, in order to receive a floating rate (paid quarterly) equal to 3-month LIBOR for that same maturity.

U.S. Government Securities Business Day

U.S. government securities business day means any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

CMS Rate Fallback Provisions

If the 10-year CMS rate is not displayed by approximately 11:00 a.m. New York City time on the Reuters Screen ISDAFIX1 Page on any day on which the level of the 10-year CMS rate must be determined, the rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the Calculation Agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a 10 year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the 10-year CMS rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the 10-year CMS rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

The following graph sets forth the historical percentage levels of the 10-year CMS rate for the period from January 1, 2006 to February 9, 2016. The historical levels of the 10-year CMS rate should not be taken as an indication of its future performance. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

Historical Performance of the 10-year CMS Rate

* The red line in the graph above represents the Minimum Interest Rate of 0.00% per annum.

TAX CONSIDERATIONS

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as “variable rate debt instruments” for U.S. federal tax purposes. The notes will be treated as providing for a single fixed rate followed by a single qualified floating rate (“QFR”), as described in the sections of the accompanying prospectus supplement called “United States Federal Taxation―Tax Consequences to U.S. Holders―Notes―Floating Rate Notes―General” and “―Floating Rate Notes that Provide for Multiple Rates.” Under applicable Treasury Regulations, in order to determine the amount of qualified stated interest (“QSI”) and original issue discount (“OID”) in respect of the notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which will generally be the value of that QFR as of the issue date of the notes). The rules under “United States Federal Taxation―Tax Consequences to U.S. Holders―Notes―Discount Notes―General” must be applied to the equivalent fixed rate debt instrument to determine the amounts of QSI and OID on the notes. Under this method, the notes may be issued with OID.

A U.S. holder is required to include any QSI in income in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes. U.S. holders will be required to include OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest. QSI allocable to an accrual period must be increased (or decreased) by the amount, if any, which the interest actually accrued or paid during an accrual period (including the fixed rate payments made during the initial period) exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the equivalent fixed rate debt instrument. For the QSI and the amount of OID (if any) on a note, please contact Morgan Stanley at 212-761-4000.

If you are a non-U.S. holder, please read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

Both U.S. and non-U.S. holders should read the section of the accompanying prospectus supplement entitled “United States Federal Taxation.” The discussion under “United States Federal Taxation – FATCA Legislation” in the accompanying prospectus supplement will apply to the notes, except that, under a recent Internal Revenue Service notice, withholding under FATCA will not apply to payments of gross proceeds (other than any amount treated as interest) of any disposition of the notes before January 1, 2019.

You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax Considerations,” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

CONTACT

Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

WHERE YOU CAN FIND MORE INFORMATION

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus supplement and prospectus if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov.as follows:

Prospectus supplement dated November 19, 2014

Prospectus dated November 19, 2014

Terms used but not defined in this document are defined in the prospectus supplement or in the prospectus. As used in this document, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.

VALIDITY OF THE NOTES

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 19, 2014, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 19, 2014.